Buildi
the Do
Brand

Alexandria Real Estate Equities, Inc.
2006 Annual Report:
Building of the Dominant
Brand Leader

BEST AVAILABLE COPY

LEXANDRIA.

ALEXANDRIA REAL ESTATE EQUITIES, INC. (ARE:NYSE) is the largest owner and pre-eminent first-in-class international real estate operator focused principally on the ownership, operation, redevelopment, selective development and acquisition of properties containing office and laboratory space. Alexandria is the leading provider of real estate to the life science industry and has an outstanding almost ten-year track record as a NYSE listed company with an approximate $5.1 billion total market capitalization as of December 31, 2006. Alexandria provides high quality real estate, technical infrastructure, services, and capital to the broad and diverse life science sector. Client tenants include universities and not-for-profit institutions, pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as governmental agencies. Alexandria's international operating platform is based on the principle of "clustering" with assets and operations strategically located and dominant in each key life science cluster submarket.

2006 Annual Report

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ARE: 677%
NAREIT: 284%
Russell 2000: 133%
S&P 500: 94%

Total return performance reflects the performance of Alexandria Real Estate Equities, Inc., compared to NAREIT All Equity, Russell 2000 and S&P 500 indices

"The most powerful ideas are simple, and brands adhere to the same rules. Creating simple, but powerful differentiation in the minds of your customers, your staff, indeed all of your stakeholders, requires a clear and compelling vision that is expressed in everything you do; from product to service, through environments to the people you hire and the way you talk about yourself."

Jez Frampton, CEO, INTERBRAND
BusinessWeek/Interbrand
Best Global Brands 2006

The Science of Building a Dominant Brand Leader

Campus of
Technology Square @ MIT
Cambridge, Massachusetts
Pictured Right

Alexandria:



Labspace®

On the eve of our tenth anniversary as a NYSE listed company, the critical components of Alexandria's enduring success are aligned with the distinguishable characteristics that define pre-eminent international brands

Knowledge of the Customer

Superior Product

Focused Niche

Global Reach

Sustainability

ON THE EVE of our tenth anniversary as a public company, Alexandria has, once again, posted one of the best operational and financial performances of any REIT since we came public in 1997. Alexandria's proprietary operating platform and Unique Roadmap for Growth® continue to enable us to provide strong, consistent, and predictable investment returns for all investor styles. We manage Alexandria with a long-term focus and are convinced this is the best way to run our business. We devote extraordinary efforts to find the most talented people and offer them the tools they need to make a significant improvement in the human condition. We develop the best environments for the best scientific people and entities, which in turn enhances health and extends life for the inhabitants of our planet.

We are the Landlord and Developer of Choice to the Life Science Industry®, a coveted leadership position that we intend to maintain. Our brand is powerful, relevant, important, and impactful to our life science constituency, whom we deeply respect and consider an integral part of our complete team. Recently, one of our most important client tenant relationships, The Bill and Melinda Gates Foundation, in referring to Alexandria stated, "Thanks for being such a collaborative partner to the Foundation." Our mission to continue to be the dominant real estate provider to the life science industry necessitates constant communication and coherence with all of our stakeholders. To uphold these vital virtues and progress our mission, the core of our culture is defined by unparalleled excellence, earnest service, cutting edge innovation, interdependent team work, mutual respect, responsibility, and unwavering integrity. At Alexandria, we define success by what we do and accomplish as much as who we are and what we stand for.

We have been able to generate a "compounded annual growth rate" (from our initial public offering on May 28, 1997 ("IPO") through December 31, 2006) of approximately 23.8% (assuming reinvestment of all dividends), approximately 33.6% in total assets, approximately 34.5% in total market capitalization, and approximately 23.7% in funds from operations, demonstrating one of the real estate industry's top growth rates. Other key financial metrics included our total shareholder return (assuming reinvestment of all dividends) from our IPO through December 31, 2006, which approximated 677%, significantly outperforming the NAREIT Index which increased approximately 284%, the Russell 2000 Index which increased approximately 133%, and the S&P 500 Index which increased approximately 94%. These are truly remarkable accomplishments achieved through challenging and varying economic cycles.

Our focus is clear, our expertise and experience in both the real estate and life science industries are unparalleled, and our unique and highly focused strategy carefully crafted and executed. During 2006, and continuously every quarter since our IPO,



Jerry M. Sudarsky
Chairman of the Boa

Joel S. Marcus
Chief Executive Offi

Alexandria has reported consistent, stable, and solid growth in funds from opera*tions per share (diluted)*. This growth has been driven by the successful day-to-day execution of our differentiated strategy, multi-faceted business model and highly efficient strategic operating platform focused on dominating our key life science cluster markets. Our client tenant base is the most exceptional and notable it has ever been with Novartis AG, one of the world's leading pharmaceutical companies, as our largest client tenant. The strength and diversity of our client tenants, coupled with their average lease durations in excess of 7 years, provide Alexandria with long-term quality cash flow. These combined attributes should enable continued growth during both positive and challenging economic environments.

During 2006, we raised our quarterly cash dividend per common share approximately 6%. This increase reflects our policy to seek managed growth in dividends while retaining a significant level of free cash flow. Additionally, our dividend payout ratio remains among the industry's lowest at approximately 59% as of December 31, 2006. This will provide both near-term and long-term opportunities for future growth in dividends to our fellow shareholders.

The Life Science Industry

2006 was a solid year for the life science industry. We witnessed a significant increase in merger and acquisition activities as well as partnering transactions among and between pharmaceutical and biotechnology companies.

Medicare prescription drug coverage was introduced for the first time in history, and our nation's life science industry demonstrated another year of growth. Despite the leveled-off National Institutes of Health's funding for the industry now at a record annual pace of almost $29 billion, the pharmaceutical and biotechnology industries combined invested a record $55.2 billion in research and development activities in 2006, representing an almost 8% increase over the 2005 industry expenditures. This significant investment indicates the industries' fundamental stability, enabling them to continue to discover, develop, and commercialize new products to service the world's growing demands for safe and effective healthcare products. Today, more than 2,300 drug candidates are in clinical trials or at the Food and Drug Administration for review.

Indeed, in 2006, we witnessed many key events that evidenced the pharmaceutical companies' efforts to enhance their financial position and to build pipelines of new drugs. A few multinational companies, including the industry leader, Pfizer, Inc., announced major restructuring to build more cost-effective organizations, while several companies completed mergers and acquisitions to become more competitive in the global markets. Facing imminent patent expiration of best selling drugs while being under pressure to deliver continued earnings growth, multinational pharmaceutical companies and larger biotechnology companies showed an *appetite for the acquisition of* companies with promising products and technologies. Several of Alexandria's client tenants were acquired by pharmaceutical companies at significant premiums last year, including a $1.1 billion acquisition of Sirna Therapeutics, Inc., by Merck & Co., Inc. The industry observers anticipate similar acquisition trends at least for the next few years.

Technology Square @ MIT

In the summer of 2006, Alexandria and The Massachusetts Institute of Technology ("MIT") formed a 90/10 joint venture for the Technology Square @ MIT project comprising nearly 1.2 million square feet of office and laboratory space situated immediately adjacent to the MIT campus on Main Street in Kendall Square, Cambridge. This signature campus is anchored by Novartis AG and MIT. Our strategic venture also provides significant upside due to the redevelopment opportunities of two key buildings on the seven building campus. Additionally, the partners will look at other opportunities to create value together utilizing our platform.

Entry Into New York City

After a highly competitive RFP process run by New York City, and on the heels of substantial on the ground pre-RFP work by us since 2001, Alexandria was selected as the designated developer of The East River Science Park. We entered into a long-term ground lease on December 29, 2006 with significant subsidies from the City and State of New York. The East River Science Park sits on a prime site along the East *River consisting of 4.5 acres* comprising approximately 1.1 million gross square feet. The East River Science Park is destined to become the preeminent life science center in New York City.

Operational Review And Financial Highlights

Once again, and for every quarter as a public company, our full-year growth in GAAP net operating income for our static pool of "same properties" has been positive and approximated 2.1%, and cash net operating income for these properties grew approximately 4.1%. These internal growth metrics represent broad-based solid performance in our markets. Contributing to this growth is the fact that approximately 89% of our leases have annual rental rate increases, generally with minimum annual increases approximating three plus percent. Rental rate increases on the rollover of leases in our asset base which have been positive every year as a publicly traded company, approximated 14%, on a GAAP basis, driving our internal core growth. We had a banner leasing year, signing a total of 113 leases for approximately 1,588,000 square feet of space, averaging consistent rental rate increases. 2006 was the most active leasing year in the company's history. As of December 31, 2006, we also reported total occupancy of approximately 93.1%, excluding our properties undergoing redevelopment.

At year-end, we had 13 properties in our value-creation redevelopment pipeline, comprising a total of approximately 613,000 square feet or approximately 5% of total square footage. We have also identified approximately 1.2 million square feet of additional opportunities embedded in our existing assets for future permanent change in use. In a very cost-conscious environment, we have continued to focus on effectively controlling the costs of our operations, to maintain our high operating margins, which approximated a very healthy 76.5% during 2006, and to sustain strong year-end interest and fixed charge coverage ratios of 3.07 and 2.17, respectively.

In addition, at year-end, our crown jewel development land bank together with expansion opportunities imbedded in our asset base approximated 5.9 million square feet. During 2006, we also benefited from our highly focused external growth with the closing of approximately $991 million in acquisitions, adding approximately 2.4 million square feet to our asset base. Our external growth strategies, once again, remained very selective and targeted in our key life science cluster markets as we continued to expand, strengthen, and enhance our strategic franchise.

Importantly, during 2006, Alexandria completed 14 acquisitions in our Massachusetts market, expanding our dominant asset base in that key life science hub market by 126% to nearly 3.3 million square feet in 39 properties. Many of these acquisitions were either fully-tenanted properties or value added redevelopments or developments purchased at favorable prices below replacement cost and at sensible costs per square foot.

During 2006, we sold three properties at a net gain. These sales reflect our program to critically evaluate the strategic value of all of our properties on an ongoing basis and sell selected properties when appropriate so that capital may be prudently recycled.

We continued to execute our strategy of maintaining a solid, conservative, flexible, and transparent capital structure. We have experienced solid growth while steadfastly maintaining balance sheet strength and flexibility. Funds From Operations ("FFO") for the year 2006 was approximately $131.7 million on revenues of approximately $316.8 million. Our debt to total market capitalization at year-end approximated a conservative 40%. Alexandria raised in excess of $500 million of equity during 2006 and very successfully match funded the proceeds into accretive and/or significant value-added redevelopment and development acquisitions without reducing earnings guidance. Additionally, we amended and upsized our credit facilities to $1.4 billion (plus a $500 million accordion) which includes an $800 million four year revolving line of credit and a $500 million five year term loan with better pricing and more favorable covenants to the company. We continue to have substantial dry powder for future growth.

Operation Outreach

As we continue to grow our business, we remain passionately committed to playing a positive role in our community. Alexandria is proud and honored to have sustained its very successful Operation Outreach program in 2006. We have supported several families of deployed soldiers across the country, particularly National Guard or Reserve personnel who were activated and deployed, that have, once again, faced considerable challenges. In 2006, Alexandria expanded Operation Outreach by not only reaching out to the deployed soldier's families but also to the soldiers themselves. We further extended our support to various foundations whose missions are aligned with ours.

The families we currently support have recently been reunited with their deployed loved ones, and we have been there to aid during this difficult transition stage. Many returning soldiers endure long periods without pay as they wait for their active order paperwork. Another substantial uncertainty is relocation. One of our families was fortunate enough to remain in their hometown, while another had two weeks notice to move far away and were denied base housing. Alexandria quickly stepped in and assisted the family with their impending move.

The Future

We look to the future with the confidence that comes from knowing that our business is well positioned for continued solid and stable growth in the years ahead.

The strength, stability and integrity of our brand, with our dominant platform in North America, allows us to operate at the center of global research, development, and the commercialization of crucially important life saving human healthcare products, as well as continue to build an enviable roster of global client tenants. Our internal team is actively working together with our client tenants to ensure that Alexandria is "the" global brand for life science real estate leadership. We believe that our positive contributions to life sciences in the 21st century will continue unabated.

Our abiding goal is to deliver the greatest value to our customers and shareholders (including our internal team who are also owners of our business). All of us at Alexandria are gratified with our accomplishments and performance during 2006 and for the almost ten years we have been public. We plan to successfully execute our growth plans for 2007 and beyond.

Joel S. Marcus

JOEL S. MARCUS
Chief Executive Officer

J M Sudarsky

JERRY M. SUDARSKY
Chairman of the Board

Knowledge of the Customer

A COMPREHENSIVE analysis and an in-depth understanding of the client's needs are fundamental to successful branding. At Alexandria, this translates into building an ever-growing network of strategic relationships that encompasses the client tenants we service, the shareholders invested in our business, as well as the people on our internal team. It is this core interconnected human fabric that drives our success and provides us with critical access and a thorough working knowledge of the life science sector in which we operate. Alexandria is dedicated to meticulously reviewing and responding to the specialized facility and infrastructure needs of our niche to keep pace with the scientific progress and achievements of our client tenants. It is Alexandria's goal to construct much more than physical space with our unwavering commitment to develop enduring, loyal relationships within the life science and real estate industries.



SH

As Managing Director of Real Estate for the Massachusetts Institute (MIT) Investment Management Company, Steven Marsh is respon MIT's worldwide real estate investment partnerships and its com assets strategically positioned adjacent to the MIT campus. He "MIT Circle of Excellence" concept at MIT, which has contrib one of the largest and most successful life science clusters oversaw MIT's purchase and development of Technolog instrumental in securing the strategic partnership betw



PHILLIP A. SHARP

A 1993 Nobel Prize Laureate in Physiology or Medicine, Dr. Phillip Sharp i
for helping to give rise to the biotechnology industry in the 1980's in Mass
with the co-founding of Biogen, Inc. (now Biogen Idec Inc.). Together with
Dr. Christoph Westphal, Dr. Sharp co-founded Alnylam Pharmaceuticals, I
Alexandria client tenant focused on developing innovative therapeutics b
Drs. Craig Mello and Andrew Fire's Nobel Prize-winning science of RNA in
ence. Dr. Sharp was the Founding Director of the McGovern Institute for B
Research at MIT, where he was named Institute Professor in 1999.



TECHNOLOG
@ MIT

006, Alexandria was proud to be chosen to enter i o a 90/10 partnership
MIT regarding 10.4 acres, containing approxima y 1.2 million square feet
office and laboratory space, commonly known as ech Square". Valued as the
premier location in one of the largest, most diversif ife science clusters in the
world, the acquisition, continuing redevelopment a ntegration of Tech Square
further enhances Alexandria's leadership position i ambridge, Massachusetts.
Tech Square's client tenant roster is unmatched by any other complex in Cambrid
aturing anchors MIT and the Novartis Institute Research



R. ROBERT S. LANGER

Along with Dr. Phillip Sharp, Dr. Robert Langer is one of 13 Institute Professors at MIT, the highest honor awarded to a faculty member. Dr. Langer's research focuses on the delivery of drugs such as genetically engineered proteins, DNA, and various forms of RNA such as siRNA at controlled rates over prolonged periods of time. Dr. Langer is one of the fathers of today's thriving life science industry. He has numerous patents which serve as critical foundations for the creation of successful commercial products licensed or sublicensed to over 180 pharmaceutical, chemical, biotechnology and medical device companies.



is the CEO and Vi hairman of Sirt
t tenant focused he breakthroug
led sirtuins for po ial applications
h an M.D. and Ph rom Harvard M
list, Dr. Westphal led investments
y companies, a is the co-founde
d Alnylam Pha uticals, Inc.

Superior Product

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[illegible] highly [illegible]
[illegible] personnel committed
to providing unparalleled
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NEW YORK CITY

Through a highly competitive selection process established by New York City, Alexandria was selected to develop an urban life science campus encompassing approximately 3.5 acres comprising approximately 1.1 million square feet of future office and laboratory space. Ideally situated along the Kips Bay medical/life sciences corridor, this world-class campus will be the centerpiece of New York City's plan to dramatically increase its ability to retain, grow, attract and foster collaborations among a diverse spectrum of entities in the life science sector.



MISSION BAY

Alexandria owns land and related entitlements to develop approximately 2.7 million square feet of life science and translational medicine-related space at Mission Bay, which will surround approximately 4.0 million square feet of new life science research and specialty hospital and clinical campus space at the University of California, San Francisco. This is the first life science cluster of its kind within the City of San Francisco.



SCIENCE HOTEL®

The Science Hotel® at Cambridge is designed specifically to assist world-class emerging life science companies to jump-start their scientific and business operations in the shortest time practicable. Run by an experienced staff



ACCELERATOR[SM]

The Accelerator[SM], a privately-held life science investme
and development company located in Seattle, Washing
is a highly innovative first-of-its-kind vehicle for rapid li
science commercialization. The Accelerator[SM] makes
available critical resources to develop nascent
leading-edge biotechnologies by providing committed
investment capital, state-of-the-art facilities, world-clas
scientific and technical expertise and support, and
experienced management.

INNOVATION CENTER®

The Innovation Center®, located in North Carolina's
Research Triangle Park, is a mini-campus designed to
house client tenants ranging from emerging life science
companies spinning out of prominent local universities,

Focused Niche

CONCENTRATED ENERGY on a singular target audience adds power and strength to a brand. For cutting-edge achievement, a brand must efficiently employ all efforts with sharp focus on responding to the specific demands of a particular consumer base for maximum impact. Alexandria's steady growth and the continuing success of our business model are a direct result of our diligent attention to the distinctive sectors within the life science industry. We are singularly engaged, with an in-depth understanding of trends in scientific research and development activities and the various aspects of basic research to drug discovery, development and commercialization. The honed skills of Alexandria's highly experienced management team form a synergy of combined expertise in real estate, life sciences, and financing that enables us to effectively balance the multi-faceted demands of this specialized niche.



REITs
Specialty
Residential
Health Care
Lodging Resorts
Regional Malls
Office
Diversified
Mixed
Industrial
Shopping Centers
Self Storage



A California: Los Angeles Metro
B California: San Diego
C California: San Francisco Bay
D Easte
Mass
Not-for-Profits, Universities, Government
Medical Device, Life Science Product, Service, and Biodefense
Multinational Pharmaceutical
Public Biotechnology
Private Biotechnology
Traditional Office
Labspace
= 20,000 square feet

E New Jersey/ Suburban Philadelphia

F Southeast

G Suburban Washington, D.C.

H Washington: Seattle

I International: Canada



D
E
F
H
I

MASSACHUSETTS INSTITUTE OF TECHNOLOGY

MIT is a world-class independent, coeducational institution whose prim[...] focus is to advance knowledge and educate students in science, technol[...] and other areas of scholarship that will best serve the nation and the w[...] the 21st century.

NOVARTIS AG

~~Novartis AG, the world's fourth-largest pharmaceutical company, forme~~[...] Novartis Institutes for BioMedical Research (NIBR) in 2002. An anchor c[...] tenant at Technology Square in MIT, NIBR was created to strategically e[...] Novartis' long tradition of drug discovery research using modern scien[...] technology to develop new medicines to benefit patients worldwide.

GLAXOSMITHKLINE PLC

GlaxoSmithKline plc is the second largest international pharmaceutical company and a leading global provider of pharmaceutical and consume[...] health-related products, with significant franchises in respiratory and me[...] diseases and innovative vaccines.

ZYMOGENETICS, INC.

ZymoGenetics, Inc. is a public life science company with a world-class p[...] of protein patents, novel product candidates, as well as marketed produc[...] span a range of therapeutic indications including cancer, autoimmune d[...] and blood disorders.

THERAVANCE, INC.

Theravance, Inc. is a public life science company focused on utilizing advanced medicinal chemistry and pharmacology to discover and devel[...] small molecule drugs. Theravance is applying proprietary drug discovery technologies to develop best in-class medicines for numerous therapeut[...] uses, including respiratory disease, bacterial infections and gastrointesti[...] disorders.

GENENTECH, INC.

Genentech, Inc. is one of the most innovative and entrepreneurial publi[...] life science companies in the world. Using human genetic information t[...] discover, develop, manufacture and commercialize biotherapeutics. Genentech provides the market with multiple products for serious or life-threatening medical conditions, and is the leading provider of cance[...] therapeutics in the United States.

AMYLIN PHARMACEUTICALS, INC.

Amylin Pharmaceuticals, Inc. is a public life science company engaged in t[...] discovery, development and commercialization of new therapies for diabe[...] obesity and cardiovascular disease. In 2005, the company successfully lau[...] Symlin and Byetta, two first-in-class drugs for diabetes.

AMGEN, INC.

Amgen, Inc., the world's largest public life science company based on reve[...] has built a significant franchise in cancer supportive care and immunology. [...] more than 25 years, Amgen has pioneered the development of novel produ[...] based on advances in recombinant DNA and molecular biology and launch[...] the biotechnology industry's first blockbuster medicines, transforming the management of anemia and cancer.

SENOMYX, INC.

Senomyx, Inc. is the first publicly-traded company to apply genomics technology to the discovery and commercialization of novel flavors and fl[...]

Global Reach

TO BE THE DOMINANT leader of an industry, a brand cannot be confined by geographic borders. The most valuable name brands have cohesive identities that are consistent in every product and market around the world. As a client-tenant-centric company, Alexandria has always been, and will continue to be, dedicated to growing with the needs of the life science industry which we serve. As the life science sector continues to become more globalized and diverges, Alexandria aims to respond aggressively to the rising demands of the industry worldwide. As a result of our highly targeted approach Alexandria has been solicited to promote and develop clusters in several high-growth countries internationally. It's our primary objective to remain a dominant developer of major life science cluster markets, both in North America as well as internationally.



INTERNATIONAL EXPANSION

Alexandria's Unique Roadmap for Growth® enables us to dominate our life science real estate niche, providing infrastructure, capital, facilities and services. In 2004, Alexandria entered the Canadian market, expanding the company's asset base and operations to include its first international presence.





A GLOBAL FUTURE

With a unique leading-edge business model, Alexandria possesses the capital and human

sustainability

STOCK PRICE PERFORMANCE



$21.00
1997
5.28.97
$31.56
1997
12.31.97
$30.94
1998
12.31.98
$31.81
1999
12.31.99
$37.19
2000
12.31.00
$41.10
2001
12.31.01
$42.60
2002
12.31.02
$57.90
2003
12.31.03
$74.42
2004
12.31.04
$80.50
2005
12.31.05

UNIQUE ROADMAP FOR GROWTH®

In addition to positive same store growth, positive annual rent roll-ups and a favorable lease structure, Alexandria has very strategic redevelopment and development programs. Alexandria's operating asset base, as of December 31, 2006, of 11.2 million square feet has the potential to grow to 18.3 million square feet through the 1.2 million square feet undergoing ground-up development and the future potential ground-up redevelopment of its imbedded development pipeline totaling over 5.9 million square feet.



20,000,000 sq. ft.
Undergoing Ground-up Development 1,176,000 sq. ft.
Imbedded Development 5,930,000 sq. ft.
Operating Asset Base 11,232,351 sq. ft.
Total

UNIQUE AND FAVORABLE LEASE STRUCTURE

Alexandria's unique and favorable lease structure produces high operating margins, historically in the 75-80% range.



0%
100%
90% TRIPLE NET LEASES



100%
91% PROVIDE FOR RECOVERY OF CAPITAL EXPENDITURES



0%
100%
89% CONTAIN
ANNUAL RENT ESCALATIONS
(GENERALLY 3% PLUS)

PROVEN TRACK RECORD: GROWTH IN FFO PER SHARE DILUTED

Alexandria has successfully grown FFO every quarter since its IPO in May 1997.



3Q97 $0.47
4Q97 $0.50
1Q98 $0.55
2Q98 $0.60
3Q98 $0.62
4Q98 $0.65
1Q99 $0.68
2Q99 $0.70
3Q99 $0.72
4Q99 $0.73
1Q00 $0.75
2Q00 $0.77
3Q00 $0.82
4Q00 $0.83
1Q01 $0.84
2Q01 $0.85
3Q01 $0.90
4Q01 $0.94
1Q02 $0.95
2Q02 $0.97
3Q02 $0.98
4Q02 $1.03
1Q03 $1.04
2Q03 $1.05
3Q03 $1.06
4Q03 $1.08
1Q04 $1.10
2Q04[1] $1.11
3Q04 $1.12
4Q04 $1.18
1Q05 $1.19
2Q05 $1.20
3Q05 $1.21
4Q05 $1.22
1Q06 $1.24
2Q06 $1.26
3Q06 $1.32

[1] Excludes the impact of the preferred stock redemption charge recognized in the second quarter of 20

PROVEN TRACK RECORD: TOTAL RETURN PERFORMANCE

Alexandria has achieved a 23.8% compound annual investment return and a 677% total return performance (assuming the reinvestment of dividends) from its IPO in May 1997 through December 31, 2006.



677%
283%
263%
233%
156%

PROVEN TRACK RECORD: GROWTH IN TOTAL MARKET CAPITALIZATION Alexandria has achieved a 34.5% compound annual growth rate in total market capitalization since its IPO. Alexandria's total market capitalization was approximately $5.1 billion as of December 31, 2006. DOLLARS IN MILLIONS



$305.3
$430.8
$699.2
$818.5
$1,045.8
$1,287.6
$1,523.8
$1,928.8
$2,844.5
$3,405.6
$5,131.0
6.30.97
12.31.97
12.31.98
12.31.99
12.31.00
12.31.01
12.31.02
12.31.03
12.31.04
12.31.05
12.31.06

SAME STORE GROWTH Alexandria has achieved consistent and positive same store growth quarter after quarter.



ARE
Citigroup's Focused Office Companies
Citigroup's Mixed Office / Industrial Companies
1Q02 4.7% 1.3% 2.4%
2Q02 3.6% -1.3% 1.1%
3Q02 3.3% -2.1% 0.4%
4Q02 1.4% -2.1% -0.7%
1Q03 1.7% -4.0% -3.8%
2Q03 1.9% -4.0% -4.8%
3Q03 2.1% -3.1% -2.8%
4Q03 1.9% -2.5% -0.1%
1Q04 2.7% -2.1% 0.1%
2Q04 1.7% -1.9% -0.4%
3Q04 1.8% -0.4% 1.1%
4Q04 1.8% -0.9% -0.6%
1Q05 1.6% 0.6% 0.1%
2Q05 2.4% 0.5% 0.9%
3Q05 1.7% -0.8% -1.0%
4Q05 2.0% -2.1% 1.8%
1Q06 2.0% 1.1% 2.4%
2Q06 2.0% 1.8% 2.3%
3Q06 2.2% 3.8% 3.2%
4Q06 2.3% 5.6%



141%
133%
125%
123%
105%
94%
71%

As embarks on its tenth year as a publicly-traded company, its financial performance each and every year since its initial public offering in May 1997, reflects the very positive results of

Alexandria's total return performance from its IPO through December 31, 2006 of 677%, assuming the reinvestment of all dividends, reflects the consistent and predictable results achieved quarter to quarter.

Performance Graph

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

THE FOLLOWING GRAPH compares the cumulative total return on our Common Stock over a five year period ending December 31, 2006, to the cumulative total return on the All Equity REIT Index prepared by the National Association of Real Estate Investment Trusts, the Russell 2000 Index and the S&P 500 Index. The graph assumes an investment of $100 in the Common Stock in each of the indices on December 31, 2001, and the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.



$350 -
$300 -
$250 -
$200 -
$150 -
$100 -
$ 50 -
Alexandria Real Estate Equities, Inc.
NAREIT All Equity
Russell 2000
S&P 500
01
02
03
04
05
06

	As of December 31,					
	2001	2002	2003	2004	2005	2006
Alexandria Real Estate Equities, Inc.	100.00	109.69	156.05	208.55	233.92	300.67
NAREIT All Equity REIT Index	100.00	103.82	142.37	187.33	210.12	283.78
Russell 2000 Index	100.00	79.52	117.09	138.55	144.86	171.47
S&P 500 Index	100.00	77.90	100.24	111.15	116.61	135.03

Source: Research Data Group

The Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall the information in the graph be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

Selected Financial Data

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

THE FOLLOWING TABLE should be read in conjunction with our consolidated financial statements and notes th to appearing elsewhere in this report.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2006	2005	2004	2003	
OPERATING DATA:					
Total revenue	$ 316,821	$ 238,138	$ 178,300	$ 155,235	$ 13
Total expenses	242,564	177,304	122,203	109,780	10
Minority interest	2,287	634	–	–	
Income from continuing operations	71,970	60,200	56,097	45,455	3
Income from discontinued operations, net	1,446	3,233	4,098	14,188	
Net income	73,416	63,433	60,195	59,643	4
Dividends on preferred stock	16,090	16,090	12,595	8,898	
Preferred stock redemption charge	–	–	1,876	–	
Net income available to common stockholders	$ 57,326	$ 47,343	$ 45,724	$ 50,745	$ 3
Earnings per share – basic					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.22	$ 2.11	$ 2.16	$ 1.92	$
Discontinued operations, net	0.06	0.15	0.21	0.75	
Earnings per share – basic	$ 2.28	$ 2.26	$ 2.37	$ 2.67	$
Earnings per share – diluted					
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.19	$ 2.07	$ 2.12	$ 1.90	$
Discontinued operations, net	0.06	0.15	0.21	0.74	
Earnings per share – diluted	$ 2.25	$ 2.22	$ 2.33	$ 2.64	$
Weighted average shares of common stock outstanding					
Basic	25,102,200	20,948,915	19,315,364	18,993,856	17,59
Diluted	25,524,478	21,316,886	19,658,759	19,247,790	17,85
Cash dividends declared per share of common stock	$ 2.86	$ 2.72	$ 2.52	$ 2.20	$
BALANCE SHEET DATA (AT YEAR END):					
Rental properties, net	$2,924,881	$1,788,818	$1,427,853	$ 982,297	$ 97
Total assets	$3,617,477	$2,362,450	$1,872,284	$1,272,577	$1,15
Secured notes payable, unsecured line of credit and unsecured term loan	$2,024,866	$1,406,666	$1,186,946	$ 709,007	$ 61
Total liabilities	$2,208,348	$1,512,535	$1,251,811	$ 765,442	$ 67
Minority interest	$ 57,477	$ 20,115	$ –	$ –	$
Stockholders' equity	$1,351,652	$ 829,800	$ 620,473	$ 507,135	$ 48

Year Ended December 31, (Dollars in thousands)	2006	2005	2004	2003	2002
RECONCILIATION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS:					
Net income available to common stockholders[1]	$ 57,326	$ 47,343	$ 45,724	$ 50,745	$ 31,453
Add:					
Depreciation and amortization[2]	74,039	55,416	42,523	38,901	34,071
Impairment of investments	–	–	–	–	2,545
Minority interest	2,287	634	–	–	–
Subtract:					
Gain/loss on sales of property[3]	(59)	(36)	(1,627)	(8,286)	–
FFO allocable to minority interest	(1,928)	(668)	–	–	–
Funds from operations available to common stockholders[4]	$ 131,665	$ 102,689	$ 86,620	$ 81,360	$ 68,069
OTHER DATA:					
Cash provided by operating activities	$ 178,390	$ 120,678	$ 65,316	$ 74,311	$ 67,050
Cash used in investing activities	$ (970,590)	$ (432,900)	$ (448,252)	$ (139,274)	$ (227,840)
Cash provided by financing activities	$ 841,237	$ 312,975	$ 381,109	$ 66,158	$ 156,204
Number of properties at year end	159	133	112	90	90
Rentable square feet of properties at year end	11,232,351	8,817,239	7,441,440	5,721,340	5,792,432
Occupancy of properties at year end	88%	88%	87%	88%	89%
Occupancy of properties at year end, excluding properties undergoing redevelopment	93%	93%	95%	94%	96%

1 During the second quarter of 2004, we elected to redeem the 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock"). Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge of $1,876,000, or $0.10 per common share (diluted), in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

2 Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

3 Gain/loss on sales of property relates to the disposition of three properties in the Suburban Washington D.C. and the New Jersey/Suburban Philadelphia markets during 2006, the disposition of a property in the Southeast market during 2005, the disposition of a property in the Suburban Washington D.C. market during 2004, the disposition of three properties in the Suburban Washington D.C., the Eastern Massachusetts and the San Francisco Bay markets during 2003. Gain/loss on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

4 United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operation – Funds From Operations".

THE TERMS "Company", "we", "our" and "us" as used in this report refer to Alexandria Real Estate Equities, Inc. and its subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described below in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events or otherwise.

OVERVIEW

We are a publicly-traded real estate investment trust focused principally on the ownership, operation, management, selective redevelopment, development and acquisition of properties for the life science industry. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as governmental agencies.

In 2006, we:

- Completed the redevelopment of multiple spaces at 11 properties aggregating 356,000 rentable square feet.
- Executed the East River Science Park ground lease in New York City for the ground up development of approximately 725,000 rentable square feet.
- Completed ground-up development of four properties aggregating 360,000 rentable square feet.
- Commenced ground-up development of three properties aggregating 1,022,000 square feet.
- Acquired 25 properties aggregating 2.4 million rentable square feet.
- Acquired three land parcels aggregating 662,000 square feet.
- Increased capacity of our unsecured credit facilities to $1.4 billion with an option to increase capacity by an additional $500 million.
- Closed a $146 million fixed rate financing.
- Completed two separate public offerings for a total of 6,295,000 shares of our common stock resulting in net proceeds of approximately $535.3 million.

As of December 31, 2006, we had 159 properties containing approximately 11.2 million rentable square feet of office/laboratory space. As of that date, our properties were approximately 93.1% leased, excluding those properties undergoing redevelopment. In addition, as of December 31, 2006, our asset base contained land parcels totaling 1.2 million square feet undergoing development and future ground-up development opportunities for approximately 5.9 million developable square feet of office/laboratory space.

Our primary sources of revenue are rental income and tenant recoveries from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property redevelopment, development and acquisition activities. Of the 159 properties as of December 31, 2006, 25 were acquired in 2006, 19 in 2005, 22 in 2004 and 76 prior to 2004. In addition, we completed the development of four properties in 2006 (together with the 25 properties acquired in 2006, the "2006 Properties"), two properties in 2005 (together with the 19 properties acquired in 2005, the "2005 Properties"), one property in 2004 (together with the 22 properties acquired in 2004, the "2004 Properties") and 10 properties prior to 2004. As a result of these development and acquisition activities, as well as our ongoing redevelopment and leasing activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2006 as compared to 2005, and for 2005 as compared to 2004.

As of December 31, 2006, approximately 90% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2006, approximately 4% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2006, approximately 91% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

REIT compliance We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders would be significantly reduced for each of the years involved and we would no longer be required to make distributions to our stockholders.

Rental properties, properties undergoing development and land held for development In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment, and identified intangibles (including intangible value to above, below and at-market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. We assess the fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining lives of the leases.

Rental properties, properties undergoing development and land held for development and intangibles are individually evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying

Capitalization of costs In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development, redevelopment or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisition or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed.

Accounting for investments We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments". Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

Individual investments are evaluated for impairment when conditions exist which may indicate that it is probable that an impairment exist. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

Interest rate swap agreements We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month London Interbank Offered Rate, or LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

We reflect our interest rate swap agreements on the balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in stockholders' equity. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statment of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an on going basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not quality as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Recognition of rental income and tenant recoveries Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2006 and 2005, we had no allowance for doubtful accounts.

Discontinued operations We follow the provisions of SFAS 144 in determining whether a property qualifies as an asset "held for sale" and should be classified as "discontinued operations". A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale".

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005 Rental revenues increased by $56.4 million, or 31%, to $241.2 million for 2006 compared to $184.8 million for 2005. The increase resulted primarily from the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Tenant recoveries increased by $15.2 million, or 31%, to $63.8 million for 2006 compared to $48.5 million for 2005. The increase resulted primarily from the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Other income increased by $7.1 million, or 147%, to $11.9 million for 2006 compared to $4.8 million for 2005, due to an overall increase in all sources of other income. Other income consists of construction management fees, interest, investment income and storage.

Rental operating expenses increased by $18.4 million, or 35%, to $71.6 million for 2006 compared to $53.1 million for 2005. The increase resulted primarily from increases in rental operating expenses (primarily property taxes, insurance and utilities) from properties redeveloped, developed and acquired in 2006. The majority of the

General and administrative expenses increased by $5.0 million, or 24%, to $26.1 million for 2006 compared to $21.1 million for 2005, primarily due to the growth in both the depth and breadth of our operations in multiple markets, from 133 properties with approximately 8.8 million rentable square feet as of December 31, 2005 to 159 properties with approximately 11.2 million rentable square feet as of December 31, 2006. As a percentage of total revenues, general and administrative expenses for 2006 remained relatively consistent with 2005.

Interest expense increased by $22.3 million, or 45%, to $71.4 million for 2006 compared to $49.1 million for 2005. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and increases in the floating interest rates on our unsecured line of credit, unsecured term loan and other floating rate debt. These borrowings were utilized to finance the redevelopment, development and acquisition of the 2005 and 2006 Properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan (not including the effect of interest rate swap agreements) increased from 5.68% as of December 31, 2005 to 6.50% as of December 31, 2006. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity And Capital Resources – Interest rate swaps").

Depreciation and amortization increased by $19.6 million, or 36%, to $73.6 million for 2006 compared to $54.0 million for 2005. The increase resulted primarily from depreciation associated with the 2005 Properties being owned for a full year and the addition of the 2006 Properties.

Income from discontinued operations of $1.4 million for 2006 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2006 and three properties sold during 2006. In connection with the properties sold in 2006, we recorded a gain of approximately $59,000. Income from discontinued operations of $3.2 million for 2005 reflects the results of operations of one property designated as "held for sale" as of December 31, 2006, three properties sold during 2006 and one property sold in 2005. In connection with the property sold in 2005, we recorded a gain of approximately $36,000.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004 Rental revenues increased by $44.4 million, or 32%, to $184.8 million for 2005 compared to $140.4 million for 2004. The increase resulted primarily from the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Tenant recoveries increased by $14.1 million, or 41%, to $48.5 million for 2005 compared to $34.4 million for 2004. The increase resulted primarily from the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Other income increased by $1.3 million, or 36%, to $4.8 million for 2005 compared to $3.5 million for 2004, due to an overall increase in all sources of other income. Other income consists of construction management fees, interest, and investment income and storage.

Rental operating expenses increased by $16.0 million, or 43%, to $53.1 million for 2005 compared to $37.1 million for 2004. The increase resulted primarily from increases in rental operating expenses (primarily property taxes and utilities) from properties redeveloped, developed and acquired in 2005. The majority of the increase in rental operating expenses is recoverable from our tenants.

General and administrative expenses increased by $6.0 million or 40%, to $21.1 million for 2005 compared to $15.1 million for 2004, primarily due to the growth in both the depth and breadth of our operations in multiple markets, including internationally, from 112 properties with approximately 7.4 million rentable square feet as of December 31, 2004 to 133 properties with approximately 8.8 million rentable square feet as of December 31, 2005 and the costs associated with continued compliance with Section 404 of the Sarbanes-Oxley Act. As a percentage of total revenues, general and administrative expenses for 2005 remained relatively consistent with 2004.

Interest expense increased by $20.4 million, or 71%, to $49.1 million for 2005 compared to $28.7 million for 2004. The increase resulted primarily from increases in indebtedness on our unsecured line of credit, unsecured term loan and secured notes payable, and increases in the floating interest rates on our unsecured line of credit, unsecured term loan and other floating rate debt. These borrowings were utilized to finance the redevelopment, development and acquisition of the 2004 and 2005 Properties. The weighted average interest rate on our unsecured line of credit and unsecured term loan (not including the effect of interest rate swap agreements) increased from 3.72% as of December 31, 2004 to 5.68% as of December 31, 2005. We have entered into certain swap agreements to hedge a portion of our exposure to variable interest rates with our unsecured line of credit and unsecured term loan (see "Liquidity And Capital Resources – Interest rate swaps").

Depreciation and amortization increased by $12.6 million, or 31%, to $54.0 million for 2005 compared to

$41.3 million for 2004. The increase resulted primarily from depreciation associated with the 2004 Properties being owned for a full year and the addition of the 2005 Properties.

Income from discontinued operations of $3.2 million for 2005 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2006, three properties sold during 2006 and one property sold during 2005. In connection with the property sold in 2005, we recorded a gain of approximately $36,000. Income from discontinued operations of $4.1 million for 2004 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2006, three properties sold during 2006, one property sold during 2005 and one property sold in 2004. In connection with the sale of one property in 2004, we recorded a gain of approximately $1.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows Net cash provided by operating activities for 2006 increased by $7.7 million to $128.4 million compared to $120.7 million for 2005. The increase resulted primarily from increases in cash flows from our operating properties. As of December 31, 2006, our asset base contains 159 properties comprising approximately 11.2 million rentable square feet as compared to 133 properties comprising approximately 8.8 million rentable square feet as of December 31, 2005.

Net cash used in investing activities for 2006 increased by $537.7 million to $970.6 million compared to $432.9 million for 2005. The increase was primarily due to purchases of rental properties and increases in additions to properties undergoing development and land held for development. In addition to the increase in our asset base noted above, the square footage undergoing redevelopment and development as of December 31, 2006 was approximately 1.8 million square feet as compared to 1.1 million square feet as of December 31, 2005.

Net cash provided by financing activities for 2006 increased by $528.3 million to $841.3 million compared to $313.0 million for 2005. The increase was primarily due to an increase in borrowings from our unsecured line of credit and unsecured term loan, an increase in proceeds from secured notes payable and an increase in proceeds from issuances of common stock. This was partially offset by the repayments of our unsecured line of credit and principal reductions of our outstanding balance of secured notes payable.

Off-balance sheet arrangements As of December 31, 2006, we had no off-balance sheet arrangements.

Contractual obligations and commitments Contractual obligations as of December 31, 2006 consisted of the following (in thousands):

		Payments by Period			
	Total	2007	2008-2009	2010-2011	Thereafter
Secured notes payable	$1,174,866	$ 72,790	$ 336,074	$ 201,463	$ 564,539
Unsecured line of credit and unsecured term loan	850,000	–	–	850,000	–
Ground lease obligations	352,486	3,754	7,922	9,798	331,012
Other obligations	5,848	1,048	1,960	2,021	819
Total	$2,383,200	$ 77,592	$ 345,956	$1,063,282	$ 896,370

Secured notes payable as of December 31, 2006 included 34 notes secured by 76 properties and 11 land development parcels.

In October 2006, we amended our unsecured line of credit and our unsecured term loan (see "Unsecured line of credit and unsecured term loan" below). Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period.

In January 2007, we completed a private offering of $460 million of 3.70% convertible unsecured notes due in 2027.

Ground lease obligations as of December 31, 2006 included leases for 14 of our properties and two land development parcels. These lease obligations have remaining lease terms of 26 to 58 years, exclusive of extension options. Included in our ground lease obligations as of December 31, 2006 is a ground lease related to our ground-up development project in New York City totaling approximately 725,000 rentable square feet. This ground lease obligation has a remaining term of 99 years, inclusive of extension options.

In addition to the above, we were committed as of December 31, 2006 under the terms of contracts to complete the construction of properties undergoing development at a remaining aggregate cost of $58.8 million.

As of December 31, 2006, we were also committed to fund approximately $33.7 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $23.4 million for certain investments.

Tenant security deposits and other restricted cash Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	2006	200
Funds held in trust under the terms of certain secured notes payable	$ 20,071	$ 13,83
Other funds held in escrow	14,289	7,17
Total	$ 34,360	$ 21,01

Secured notes payable Secured notes payable totaled $1.2 billion and $666.7 million as of December 31, 2006 and 2005, respectively. Our secured notes payable had weighted average interest rates of 6.21% and 6.31% at December 31, 2006 and 2005, respectively, with maturity dates ranging from March 2007 to August 2016.

Our secured notes payable generally require monthly payments of principal and interest. The total book value of properties securing debt were $1.7 billion and $848.3 million at December 31, 2006 and 2005, respectively. At December 31, 2006, our secured notes payable were comprised of $940.0 million and $234.9 million of fixed and variable rate debt, respectively, compared to $595.9 million and $70.8 million of fixed and variable rate debt, respectively, at December 31, 2005.

The following is a summary of the scheduled principal payments for our secured notes payable and the weighted average interest rates as of December 31, 2006 (in thousands):

Year	Amount	Weighted Average Interest Rate
2007	$ 72,790	6.21%
2008	290,088	6.17%
2009	45,986	6.26%
2010	93,259	6.23%
2011	108,204	6.09%
Thereafter	564,539	6.00%
Total secured notes payable	$1,174,866	

1 The weighted average interest rate related to payments on our secured debt is calculated based on the outstanding debt as of December 31st of the year immediately preceding the year presented.

Unsecured line of credit and unsecured term loan In October 2006, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $1.0 billion to $1.4 billion consisting of an $800 million unsecured line of credit and a $600 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million.

Our unsecured line of credit bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. As of December 31, 2006, we had borrowings of $250 million outstanding on our unsecured line of credit with a weighted average interest rate of 6.50%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. Our unsecured term loan matures in we had borrowings of $600 million outstanding on our unsecured term loan with a weighted average interest rate of 6.50%.

Our unsecured line of credit and our unsecured term loan contain financial covenants that include, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate borrowings under our unsecured line of credit and unsecured term loan may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties. Accordingly, as we complete the redevelopment, development or acquisition of additional unencumbered properties, aggregate unsecured borrowings available under our credit facilities may increase up to a maximum combined amount of $1.4 billion.

Interest rate swap agreements We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2006 (dollars in thousands)':

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2006	Interest Pay Rates	Termination Date	Fair Values
December 2003	December 29, 2006	$ 50,000	$ 50,000	5.090%	October 31, 2008	$ (44)
April 2004	April 28, 2006	50,000	50,000	4.230%	April 30, 2007	174
April 2004	April 30, 2007	50,000	–	4.850%	April 30, 2008	106
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007	232
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	864
December 2004	January 3, 2006	50,000	50,000	3.927%	July 1, 2008	909
May 2005	June 30, 2006	50,000	50,000	4.270%	June 29, 2007	253
May 2005	November 30, 2006	25,000	25,000	4.330%	November 30, 2007	201
May 2005	June 29, 2007	50,000	–	4.400%	June 30, 2008	291
May 2005	November 30, 2007	25,000	–	4.460%	November 28, 2008	97
May 2005	June 30, 2008	50,000	–	4.509%	June 30, 2009	151
May 2005	November 28, 2008	25,000	–	4.615%	November 30, 2009	49
December 2005	December 29, 2006	50,000	50,000	4.730%	November 30, 2009	314
December 2005	December 29, 2006	50,000	50,000	4.740%	November 30, 2009	300
December 2005	January 2, 2008	50,000	–	4.768%	December 31, 2010	106
June 2006	June 30, 2006	125,000	125,000	5.299%	September 30, 2009	(1,075)
June 2006	October 31, 2008	50,000	–	5.340%	December 31, 2010	(469)
June 2006	October 31, 2008	50,000	–	5.347%	December 31, 2010	(476)
June 2006	June 30, 2008	50,000	–	5.325%	June 30, 2010	(446)
June 2006	June 30, 2008	50,000	–	5.325%	June 30, 2010	(446)
December 2006	December 31, 2006	50,000	50,000	4.990%	March 31, 2014	(10)
December 2006	June 29, 2007	50,000	–	4.920%	October 31, 2008	19
December 2006	November 30, 2009	75,000	–	5.015%	March 31, 2014	(24)
December 2006	November 30, 2009	75,000	–	5.023%	March 31, 2014	(44)
December 2006	December 31, 2010	100,000	–	5.015%	October 31, 2012	8
Total			$600,000			$1,040

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions. In addition, we have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are on the standard International Swaps & Derivatives Association, Inc. form) define certain terms between us and each counterparty to address and minimize certain risks associated with our swap agreements, including a default by a counterparty.

As of December 31, 2006 and 2005, our interest rate swap agreements were classified in other assets and accounts payable, accrued expenses and tenant security deposits at their fair values aggregating approximately $973,000 and $4.9 million, respectively, with the offsetting adjustment reflected as unrealized gains in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify $3.1 million from accumulated other comprehensive income to interest income as a reduction to interest expense.

Other resources and liquidity requirements In September 2006, we sold 2,500,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $94.75 per share, resulting in aggregate proceeds of approximately $232.2 million (after deducting underwriting discounts and other offering costs).

In June 2006, we sold 3,795,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $84.00 per share, resulting in aggregate proceeds of approximately $303.1 million (after deducting underwriting discounts and other offering costs).

In October 2006, we entered into an amendment to our existing amended and restated credit agreement. The maximum permitted unsecured borrowings under our credit facilities were increased from $1 billion to $1.4 billion consisting of an $800 million unsecured line of credit and a $600 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million.

We expect to continue meeting our short-term liquidity and capital requirements generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property development and redevelopment activities, property acquisitions, scheduled debt maturities, expansions and other non-recurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Exposure to environmental liabilities In connection with the acquisition of all of our properties, we have obtained Phase I environmental assessments to ascertain the existence of any environmental liabilities or other issues. The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at all of our properties.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS AND LEASING COSTS

The following table shows total and weighted average per square foot property-related capital expenditures, tenant improvements and leasing costs (all of which are added to the basis of the properties) related to our life science properties (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing or related to properties that have undergone redevelopment) for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

	Total / Weighted Average	2006	2005	2004	2003	2002
CAPITAL EXPENDITURES[1]:						
Major capital expenditures	$6,766,000	$ 575,000	$ 972,000	$2,628,000[2]	$1,632,000[3]	$ 959,000
Recurring capital expenditures	$5,485,000	$ 639,000	$1,278,000	$1,243,000	$ 853,000	$1,472,000[4]
Weighted average square feet in portfolio	35,251,118	9,790,326	8,128,690	6,123,807	5,708,635	5,499,660
Per weighted average square foot in portfolio						
Major capital expenditures	$ 0.19	$ 0.06	$ 0.12	$ 0.43[2]	$ 0.29[3]	$ 0.17
Recurring capital expenditures	$ 0.16	$ 0.07	$ 0.16	$ 0.20	$ 0.15	$ 0.27[4]
TENANT IMPROVEMENTS AND LEASING COSTS:						
Retenanted space[5]						
Tenant improvements and leasing costs	$5,795,000	$1,370,000	$ 324,000	$ 713,000	$2,890,000	$ 498,000
Retenanted square feet	1,089,677	248,846	130,887	142,814	248,488	318,642
Per square foot leased of retenanted space	$ 5.32	$ 5.51	$ 2.48	$ 4.99	$ 11.63	$ 1.56
Renewal space						
Tenant improvements and leasing costs	$3,303,000	$ 957,000	$ 778,000	$ 937,000	$ 105,000	$ 526,000
Renewal square feet	2,208,126	455,980	666,058	558,874	271,236	255,978
Per square foot leased of renewal space	$ 1.50	$ 2.10	$ 1.17	$ 1.68	$ 0.39	$ 2.05

1 Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems that are typically identified and considered at the time a property is acquired. Major capital expenditures for 2003 also included one-time costs related to the implementation of our national branding and signage program. Recurring capital expenditures exclude major capital expenditures.

2 Major capital expenditures for 2004 included a one-time HVAC system upgrade at one property totaling $1,551,000 or $0.25 per square foot.

3 Major capital expenditures for 2003 included $1,072,000 or $0.19 per square foot in one-time costs related to the implementation of our national branding and signage program.

4 Recurring capital expenditures for 2002 included $552,000 or $0.10 per square foot related to a fully leased property in San Diego, California that underwent substantial renovation in 2002.

5 Excludes space that has undergone redevelopment before retenanting.

Capital expenditures fluctuate in any given period due to the nature, extent and timing of improvements required and the extent to which they are recoverable from our tenants. Approximately 91% of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or retenanted space), the involvement of external leasing agents and overall competitive market conditions.

INFLATION

As of December 31, 2006, approximately 90% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2006, approximately 4% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. (See "Liquidity And Capital Resources – Cash flows" above for information regarding these measures of cash flow.)

The following table presents a reconciliation of net income available to common stockholders to funds from operations available to common stockholders (in thousands):

Year Ended December 31,	2006	2005
Net income available to common stockholders	$ 57,376	$ 47,343
Add:		
Depreciation and amortization[1]	74,039	55,416
Minority interest	2,287	634
Less:		
Gain on sales of property[2]	(59)	(36)
FFO allocable to minority interest	(1,928)	(668)
Funds from operations available to common stockholders	$131,665	$102,689

1 Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale")

2 Gain on sales of property relates to the disposition of three properties in the Suburban Washington D.C. and New Jersey/Suburban Philadelphia markets during 2006, and two properties in the Southeast and Suburban Washington D.C. markets during 2005. Gain on sales of property is included in the consolidated statements of income in income from discontinued operations, net.

PROPERTY AND LEASE INFORMATION

The following table is a summary of our properties as of December 31, 2006 (dollars in thousands):

Markets	Number of Properties	Rentable Square Feet Operating	Redevelopment	Total	Annualized Base Rent[1]	Occupancy Percentage[1]
California – Los Angeles Metro	2	31,343	29,660	61,003	$ 775	82.5%
California – San Diego	27	1,149,369	160,887	1,310,256	29,385	89.5%
California – San Francisco Bay	24	1,660,349	72,902	1,733,251	49,666	94.0%
Eastern Massachusetts	39	3,044,186	230,917	3,275,103	99,515	95.9%
International – Canada	3	296,362	–	296,362	6,486	100.0%
New Jersey/Suburban Philadelphia	8	443,349	–	443,349	8,907	96.6%
Southeast	12	612,565	45,841	658,406	9,221	78.1%[2]
Suburban Washington D.C.	32	2,575,370	–	2,575,370	54,063	92.5%
Washington – Seattle	12	806,759	72,492	879,251	25,557	94.9%
Total	159	10,619,652	612,699	11,232,351	$283,575	93.1%[3]

1 Excludes spaces at properties totaling 612,699 square feet undergoing a permanent change in use to office/laboratory space through redevelopment.

2 Substantially all of the vacant space is office or warehouse space.

3 Including spaces undergoing a permanent change in use to office/laboratory space through redevelopment, occupancy as of December 31, 2006 was 88.0%.

The following table summarizes information with respect to the lease expirations at our properties as of December 31, 2006:

Year of Lease Expiration	Number of Expiring Leases	Square Footage of Expiring Leases	Percentage of Aggregate Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2007	90[1]	1,267,876	12.8%	$24.59
2008	43	780,175	7.9%	$26.52
2009	50	685,896	6.9%	$22.83
2010	40	1,013,669	10.3%	$26.97
2011	51	1,457,414	14.7%	$27.07
Thereafter	96	4,680,559	47.4%	$31.89

1 Includes month-to-month leases for approximately 86,000 square feet.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counter-party credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our swap agreements in effect on, December 31, 2006 and 2005, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings by approximately $1.5 million and $2.1 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on December 31, 2006 and 2005, would increase annual future earnings by approximately $1.5 million and $2.1 million, respectively. A 1% increase in interest rates on our secured debt and interest rate swap agreements would decrease their aggregate fair values by approximately $68.8 million and $36.8 million at December 31, 2006 and 2005, respectively. A 1% decrease in interest rates on our secured debt and interest rate swap agreements would increase their aggregate fair values by approximately $71.7 million and $38.4 million at December 31, 2006 and 2005, respectively.

These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on December 31, 2006 and 2005. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly-traded companies and privately held entities. We classify investments in publicly-traded companies as available-for-sale and, consequently, record them on our balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in values will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2006 and 2005 would decrease their fair values by approximately $7.5 million and $8.2 million, respectively.

We have exposure to foreign currency exchange rate market risk related to our wholly-owned subsidiaries operating in Canada. The functional currency of our foreign subsidiaries operating in Canada is the local currency, the Canadian dollar. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of stockholders' equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

Management's Annual Report on Internal Control Over Financial Reporting

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

THE MANAGEMENT OF *Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for* establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in "Internal Control - Integrated Framework". Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2006. *Management's assessment of the effectiveness of the Company's internal control over financial reporting as of* December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on the next page.

Report of Independent Registered Public Accounting Firm

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

WE HAVE AUDITED management's assessment, included in the accompanying Annual Management's Report on Internal Control Over Financial Reporting, that Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control *over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion* on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted *accounting principles, and that receipts and expenditures of the company* are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 26, 2007

Report of Independent Registered Public Accounting Firm

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

WE HAVE AUDITED the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
February 26, 2007

Consolidated Balance Sheets

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

December 31, (Dollars in thousands, except per share amounts)	2006	2005
ASSETS		
Rental properties, net	$2,924,881	$1,788,818
Properties undergoing development and land held for development	397,701	329,338
Cash and cash equivalents	2,948	3,911
Tenant security deposits and other restricted cash	34,360	21,013
Tenant receivables	6,330	4,764
Deferred rent	68,412	54,573
Investments	74,824	82,010
Other assets	108,021	78,023
Total assets	$3,617,477	$2,362,450
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured notes payable	$1,174,866	$ 666,666
Unsecured line of credit and unsecured term loan	850,000	740,000
Accounts payable, accrued expenses and tenant security deposits	158,119	86,391
Dividends payable	25,363	19,478
Total liabilities	2,208,348	1,512,535
Commitments and contingencies		
Minority interest	57,477	20,115
Stockholders' equity:		
9.10% Series B cumulative redeemable preferred stock, $0.01 par value per share, 2,300,000 shares authorized; 2,300,000 shares issued and outstanding at December 31, 2006 and 2005; $25.00 liquidation value per share	57,500	57,500
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2006 and 2005; $25.00 liquidation value per share	129,638	129,638
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 29,012,135 and 22,441,294 shares issued and outstanding at December 31, 2006 and 2005, respectively	290	224
Additional paid-in capital	1,139,629	607,405
Accumulated other comprehensive income	24,595	35,033
Total stockholders' equity	1,351,652	829,800
Total liabilities and stockholders' equity	$3,617,477	$2,362,450

See the accompanying Notes to Consolidated Financial Statements.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2006	2005	2004
REVENUES			
Rental	$ 241,209	$ 184,812	$ 140,391
Tenant recoveries	63,760	48,528	34,386
Other income	11,852	4,798	3,523
	316,821	238,138	178,300
EXPENSES			
Rental operations	71,550	53,107	37,081
General and administrative	26,071	21,088	15,105
Interest	71,371	49,116	28,670
Depreciation and amortization	73,572	53,993	41,347
	242,564	177,304	122,203
Minority interest	2,287	634	–
Income from continuing operations	71,970	60,200	56,097
Income from discontinued operations, net	1,446	3,233	4,098
Net income	73,416	63,433	60,195
Dividends on preferred stock	16,090	16,090	12,595
Preferred stock redemption charge	–	–	1,876
Net income available to common stockholders	$ 57,326	$ 47,343	$ 45,724
Earnings per share – basic			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.22	$ 2.11	$ 2.16
Discontinued operations, net	0.06	0.15	0.21
Earnings per share – basic	$ 2.28	$ 2.26	$ 2.37
Earnings per share – diluted			
Continuing operations (net of preferred stock dividends and preferred stock redemption charge)	$ 2.19	$ 2.07	$ 2.12
Discontinued operations, net	0.06	0.15	0.21
Earnings per share – diluted	$ 2.25	$ 2.22	$ 2.33
Weighted average shares of common stock outstanding			
Basic	25,102,200	20,948,915	19,315,364
Diluted	25,524,478	21,316,886	19,658,759

See the accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands)	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock
BALANCE AT DECEMBER 31, 2003	$ 38,588	$ 57,500	$ –
Net income	–	–	–
Unrealized gain on marketable securities	–	–	–
Unrealized gain on swap agreements	–	–	–
Comprehensive income	–	–	–
Issuance of Series C preferred stock, net of offering costs	–	–	129,638
Redemption of Series A preferred stock	(38,588)	–	–
Issuances pursuant to Stock Plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2004	–	57,500	129,638
Net income	–	–	–
Unrealized gain on marketable securities	–	–	–
Unrealized gain on swap agreements	–	–	–
Foreign currency translation	–	–	–
Comprehensive income	–	–	–
Issuance of common stock, net of offering costs	–	–	–
Issuances pursuant to Stock Plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2005	–	57,500	129,638
Net income	–	–	–
Unrealized loss on marketable securities	–	–	–
Unrealized loss on swap agreements	–	–	–
Foreign currency translation	–	–	–
Comprehensive income	–	–	–
Issuance of common stock, net of offering costs	–	–	–
Issuances pursuant to Stock Plan	–	–	–
Dividends declared on preferred stock	–	–	–
Dividends declared on common stock	–	–	–
BALANCE AT DECEMBER 31, 2006	$ –	$ 57,500	$ 129,638

See the accompanying Notes to Consolidated Financial Statements.

Number of Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
19,264,023	$ 193	$ 407,694	$ 8,635	$ (5,475)	$ 507,135
–	–	–	60,195	–	60,195
–	–	–	–	15,110	15,110
–	–	–	–	4,209	4,209
–	–	–	–	–	79,514
–	–	(5,629)	–	–	124,009
–	–	1,876	(1,876)	–	(38,588)
330,395	3	10,087	–	–	10,090
–	–	–	(12,595)	–	(12,595)
–	–	–	(49,092)	–	(49,092)
19,594,418	196	414,028	5,267	13,844	620,473
–	–	–	63,433	–	63,433
–	–	–		12,439	12,439
–	–	–	–	6,957	6,957
–	–	–	–	1,793	1,793
–	–	–	–	–	84,622
2,685,500	27	189,344	–	–	189,371
161,376	1	10,929	–	–	10,930
–	–	–	(16,090)	–	(16,090)
–	–	(6,896)	(52,610)	–	(59,506)
22,441,294	224	607,405	–	35,033	829,800
–	–	–	73,416	–	73,416
–	–	–	–	(6,636)	(6,636)
–	–	–	–	(3,894)	(3,894)
–	–	–	–	92	92
–	–	–	–	–	62,978
6,295,000	63	535,199	–	–	535,262
275,841	3	17,073	–	–	17,076
–	–	–	(16,090)	–	(16,090)
–	–	(20,048)	(57,326)	–	(77,374)
29,012,135	$ 290	$ 1,139,629	$ –	$ 24,595	$ 1,351,652

Year Ended December 31, (In thousands)	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 73,416	$ 63,433	$ 60,195
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in loss (income) related to investments	632	(483)	(208)
Realized gain on sales of investments	(7,770)	(1,811)	(2,228)
Gain/loss on sales of property	(59)	(36)	(1,627)
Minority interest	2,287	634	–
Depreciation and amortization	74,039	55,416	42,523
Amortization of loan fees and costs	4,631	6,666	2,374
Amortization of premiums/discount on secured notes payable	(990)	(1,089)	(161)
Stock compensation expense	7,909	5,136	2,470
Changes in operating assets and liabilities:			
Tenant security deposits and other restricted cash	(13,347)	(3,344)	(6,612)
Tenant receivables	(1,566)	(2,214)	(573)
Deferred rent	(16,323)	(14,904)	(11,671)
Other assets	(25,532)	(26,586)	(18,261)
Accounts payable, accrued expenses and tenant security deposits	31,063	39,860	(905)
Net cash provided by operating activities	128,390	120,678	65,316
INVESTING ACTIVITIES			
Purchase of rental properties	(744,908)	(223,862)	(251,091)
Proceeds from sales of rental properties	33,040	1,182	5,454
Additions to rental properties	(98,111)	(92,417)	(70,248)
Additions to properties undergoing development and land held for development	(168,299)	(117,945)	(129,620)
Additions to investments	(12,906)	(10,367)	(7,993)
Proceeds from investments	20,594	10,509	5,246
Net cash used in investing activities	(970,590)	(432,900)	(448,252)

Year Ended December 31, (In thousands)	2006	2005	2004
FINANCING ACTIVITIES			
Proceeds from issuances of common stock	535,262	189,371	-
Proceeds from issuance of preferred stock	-	-	124,009
Redemption of Series A preferred stock	-	-	(38,588)
Proceeds from exercise of stock options	4,298	4,291	7,094
Borrowings from unsecured line of credit and unsecured term loan	1,613,600	515,000	490,000
Repayments of unsecured line of credit	(1,503,600)	(323,000)	(331,000)
Proceeds from secured notes payable	502,500	153,398	198,400
Principal reductions of secured notes payable	(221,316)	(153,015)	(10,376)
Dividends paid on common stock	(71,489)	(56,312)	(47,333)
Dividends paid on preferred stock	(16,090)	(16,090)	(11,097)
Distributions to minority interest	(1,978)	(668)	-
Net cash provided by financing activities	841,237	312,975	381,109
Net (decrease) increase in cash and cash equivalents	(963)	753	(1,827)
Cash and cash equivalents at beginning of year	3,911	3,158	4,985
Cash and cash equivalents at end of year	$ 2,948	$ 3,911	$ 3,158
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ 64,830	$ 39,292	$ 28,714

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1. BACKGROUND

01 References to the "Company", "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged principally in the ownership, operation, management, selective redevelopment, development and acquisition of properties for the life sciences industry. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as governmental agencies. As of December 31, 2006, we had 159 properties (156 properties located in nine states in the United States and three properties located in Canada) with approximately 11.2 million rentable square feet of office/laboratory space, compared to 133 properties (130 properties located in nine states in the United States and three properties located in Canada) with approximately 8.8 million rentable square feet of office/laboratory space as of December 31, 2005.

As of December 31, 2006, approximately 90% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area and other operating expenses, including increases thereto. In addition, as of December 31, 2006, approximately 4% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses. Additionally, as of December 31, 2006, approximately 91% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 89% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index. The information provided in this paragraph is unaudited.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

02 *Basis of presentation* The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in a limited partnership and in limited liability companies which we consolidate in our financial statements. Such interests are subject to provisions of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", FASB Emerging Issues Task Force Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", FASB Emerging Issues Task Force Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" and AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures". Based on the provisions set forth in these rules, we consolidate the limited partnership and limited liability companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

Use of estimates The preparation of financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair value of financial instruments The carrying amounts of cash and cash equivalents, tenant receivables, unsecured line of credit and unsecured term loan, and accounts payable, accrued expenses and tenant security deposits approximate fair value.

The fair value of our secured notes payable was estimated using discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. As of December 31, 2006 and 2005, the fair values of our secured notes payable were approximately $1,179,404,000 and $882,835,000, respectively.

Operating segments We view our operations as principally one segment and the financial information disclosed herein represents all of the financial information related to our principal operating segment.

International operations The functional currency for our subsidiaries operating in the United States is the U.S. dollar. During 2005, we acquired three operating properties in Canada through wholly-owned Canadian subsidiaries. The functional currency for our foreign subsidiaries operating in Canada is the local currency, the Canadian dollar. The assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the period presented. Gains resulting from the translation are included in accumulated other comprehensive income as a separate component of stockholders' equity.

The appropriate amounts of exchange gains or losses included in accumulated other comprehensive income are reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

Rental properties, properties undergoing development and land held for development In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired properties to land, land improvements, buildings, building improvements, tenant improvements, equipment, and identified intangibles (including intangible value to above, below and at-market leases, origination costs associated with in-place leases, tenant relationships and other intangible assets) based upon their relative fair values. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. We assess fair value of tangible and intangible assets based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

The values allocated to land improvements, buildings, building improvements, tenant improvements and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, 40 years for buildings and building improvements, the respective lease term for tenant improvements and the estimated useful life for equipment. The values of above and below market leases are amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The values of at-market leases and origination costs are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining lives of the leases.

In accordance with SFAS 141, the values of above and below market leases are amortized over the life of the related lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The value of acquired leases, less accumulated amortization, was approximately $36,389,000 as of December 31, 2006. The weighted average amortization period of acquired leases is approximately 9.5 years. *The estimated aggregate annual amortization of acquired leases for each of the five succeeding years is* $5,454,000 for 2007, $4,621,000 for 2008, $4,519,000 for 2009, $4,392,000 for 2010 and $3,442,000 for 2011.

Rental properties, properties undergoing development and land held for development and intangibles are individually evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assts" ("SFAS 144") when conditions exist which may indicate that it is probable that the sum of expected future undiscounted cash flows is less than the carrying amount. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34") and Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("SFAS 67"), we capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a project. Pursuant to SFAS 34 and SFAS 67, capitalization of construction, development and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or development opportunities are written off. Should development, redevelopment or construction activity cease, interest, property taxes, insurance and certain costs would no longer be eligible for capitalization, and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

In accordance with SFAS 144, we classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale", its operations are classified as discontinued operations in our consolidated statements of income and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset's carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases upon designation of a property as "held for sale".

Conditional asset retirement obligations Some of our properties may have asbestos which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. In accordance with Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143" ("FIN 47"), we recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. Conditional asset retirement obligations totaled approximately $6.9 million as of December 31, 2006 and are included in accounts payable, accrued expenses and tenant security deposits.

Cash equivalents We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Tenant security deposits and other restricted cash Tenant security deposits and other restricted cash consisted of the following (in thousands):

December 31,	*2006*	*2005*
Funds held in trust under the terms of certain secured notes payable	$ 20,071	$ 13,838
Other funds held in escrow	14,289	7,175
Total	$ 34,360	$ 21,013

Investments We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and are recorded at fair value. Fair value has been determined as the closing trading price at the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. The classification of investments under SFAS 115 is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with realized gains and losses included in other income in the accompanying consolidated statements of income.

Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18") and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments" ("EITF Topic D-46"). Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment.

Individual investments are evaluated for impairment when conditions exist which may indicate that it is probable that an impairment exist. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings.

Leasing costs Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed. Leasing costs, net of related amortization, totaled $45,980,000 and $32,924,000 as of December 31, 2006 and 2005, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Lease origination costs recorded pursuant to SFAS 141 are included in amounts immediately above and are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets and amortized over the remaining life of the lease. The value of lease origination costs, net of related amortization recognized pursuant to SFAS 141, was approximately $17,004,000 as of December 31, 2006. The annual estimated amortization of lease origination costs pursuant to SFAS 141 for each of the five succeeding years is $4,266,000 for 2007, $3,357,000 for 2008, $2,956,000 for 2009, $2,259,000 for 2010 and $1,497,000 for 2011.

Loan fees and costs Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled $19,390,000 and $14,789,000 as of December 31, 2006 and 2005, respectively, and are included in other assets in the accompanying consolidated balance sheets.

Interest rate swap agreements We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an on going basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

Pursuant to SFAS 133, interest rate swaps are reflected at their estimated fair values in the accompanying consolidated balance sheets. We use a variety of methods and assumptions based on market conditions and risks existing at each balance sheet date to determine the fair values of our interest rate swap agreements. These methods of assessing fair value result in a general approximation of value.

We do not believe we are exposed to a significant amount of credit risk in our interest rate swap agreements as our counterparties are established, well-capitalized financial institutions.

Accumulated other comprehensive income Accumulated other comprehensive income consisted of the following (in thousands):

December 31,	2006	2005
Unrealized gain on marketable securities	$21,737	$28,373
Unrealized gain on interest rate swap agreements	973	4,867
Unrealized gain on foreign currency translation	1,885	1,793
Total	$24,595	$35,033

Rental income and tenant recoveries Rental income from leases with scheduled rent increases, free rent, incentives and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses and tenant security deposits in the accompanying consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make required payments. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2006 and 2005, we had no allowance for doubtful accounts.

Interest income Interest income was $1,303,000, $578,000, and $181,000 in 2006, 2005 and 2004, respectively, and is included in other income in the accompanying consolidated statements of income.

Income taxes As a REIT, we are not subject to federal income taxation as long as we meet a number of organizational and operational requirements and make distributions greater than or equal to 100% of our taxable income to our stockholders. Since we believe we have met these requirements and our distributions exceeded taxable income, no federal income tax provision has been reflected in the accompanying consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

During 2006, 2005 and 2004, we declared dividends on our common stock of $2.86, $2.72, and $2.52 per share, respectively. During 2004, we declared dividends on our Series A cumulative redeemable preferred stock of $1.72847. During 2006, 2005 and 2004, we declared dividends on our Series B cumulative redeemable preferred stock of $2.275, $2.275 and $2.275, respectively. During 2006, 2005 and 2004, we declared dividends on our Series C cumulative redeemable preferred stock of $2.09375, $2.09375 and $0.61649 per share, respectively. See Note 11, Preferred Stock and Excess Stock.

The tax treatment of distributions on common stock paid in 2006 is as follows: (1) 82.1% ordinary dividend, (2) 12.3% capital gain at 15%, (3) 3.3% return of capital, and (4) 2.3% Section 1250 capital gain at 25%. The tax treatment of distributions on common stock paid in 2005 is as follows: (1) 71.8% ordinary dividend, (2) 3.9% capital gain at 15%, (3) 24.1% return of capital, and (4) 0.2% Section 1250 capital gain at 25%. The information provided in this paragraph is unaudited.

Earnings per share, dividends declared and preferred stock redemption cost The following table shows the computation of earnings per share, and dividends declared per common share:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2006	2005	2004
Net income available to common stockholders	$ 57,326	$ 47,343	$ 45,724
Weighted average shares of common stock outstanding - basic	25,102,200	20,948,915	19,315,364
Add: dilutive effect of stock options and stock grants	422,278	367,971	343,395
Weighted average shares of common stock outstanding - diluted	25,524,478	21,316,886	19,658,759
Earnings per share-basic	$ 2.28	$ 2.26	$ 2.37
Earnings per share-diluted	$ 2.25	$ 2.22	$ 2.33
Dividends declared per common share	$ 2.86	$ 2.72	$ 2.52

Emerging Issues Task Force Topic D-42, *"The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock"* ("EITF Topic D-42") provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock, should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. The cost to issue our preferred stock was recorded as a reduction to additional paid-in capital in the period that the preferred stock was issued. Upon any redemption of our preferred stock, the respective offering costs, representing the excess of the fair value of the consideration transferred to the holders over the carrying amount of the preferred stock, will be recognized as a dividend to preferred stockholders. During 2004, we recorded a charge of approximately $1,876,000 to net income available to common stockholders for costs related to the redemption of our 9.5% Series A cumulative redeemable preferred stock. Dividends on preferred stock are deducted from net income to arrive at net income allocable to common stockholders.

Stock-based compensation expense Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Under the modified-prospective transition method of SFAS 123R, compensation cost is recognized over the remaining service period for the portion of outstanding stock options as of January 1, 2006 for which the requisite service had not been rendered. The compensation cost is based on the grant-date fair value of those awards. In addition, SFAS 123R requires that we account for an estimate of awards that are expected to vest and to revise the estimate for actual forfeitures. The adoption of SFAS 123R did not have a material impact on our financial statements since all awards accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") were fully vested prior to the adoption of SFAS 123R. Effective January 1, 2003, we had adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation" ("SFAS 123") prospectively to all employee awards granted, modified or settled after January 1, 2003. We have not granted any stock options since 2002.

For 2002 and all prior years, we elected to follow APB 25 and related interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Under APB 25, because the exercise price of the options we granted equaled the market price of the underlying stock on the date of grant, no compensation expense related to stock options has been recognized. Although we elected to follow APB 25 for options granted prior to January 1, 2003, pro forma information regarding net income and net income per share is required by SFAS 123R for all periods presented prior to 2006 as if we had accounted for stock options under the fair value method under SFAS 123.

For purposes of the following pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods (in thousands, except per share information):

Year Ended December 31,	2006	2005	2004
Net income available to common stockholders, as reported	$57,326	$47,343	$45,724
Fair value of stock-based compensation cost	-	(152)	(733)
Pro forma net income available to common stockholders	$57,326	$47,191	$44,991
Earnings per share:			
Basic - as reported	$ 2.28	$ 2.26	$ 2.37
Basic - pro forma	$ 2.28	$ 2.25	$ 2.33
Diluted - as reported	$ 2.25	$ 2.22	$ 2.33
Diluted - pro forma	$ 2.25	$ 2.21	$ 2.29

Impact of recently issued accounting standards In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides a framework for measuring fair value, clarifies the definition of fair value within the framework and expands disclosures about the use of fair value measurements. SFAS 157 applies to all existing pronouncements under GAAP that require or permit the use of fair value measurements, except for SFAS 123R. SFAS 157 is effective for fair value measurements beginning in our first quarter of 2008. We do not expect the adoption of SFAS 157 to have a material impact on our financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 increases the relevancy and comparability of financial reporting by clarifying the way a company accounts for uncertainty in measuring income taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 only allows a favorable tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will prevail if challenged by tax authorities. FIN 48 also provides guidance on the accounting and recording of interest and penalties on uncertain tax positions. FIN 48 is effective for accounting of income taxes beginning in our first quarter of 2007. We do not expect the adoption of FIN 48 to have a material impact on our financial statements.

In December 2005, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair values of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges beginning in our third quarter of 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors beginning in 2006. The adoption of SFAS 154 did not have an impact on our financial statements.

NOTE 3. RENTAL PROPERTIES, NET AND PROPERTIES UNDERGOING DEVELOPMENT AND LAND HELD FOR DEVELOPMENT

03

Rental properties, net consisted of the following (in thousands):

December 31,	2006	2005
Land	$ 487,310	$ 296,841
Buildings and improvements	2,536,542	1,559,385
Tenant and other improvements	185,649	153,482
	3,204,501	2,009,708
Less accumulated depreciation	(279,620)	(220,890)
Total	$2,924,881	$1,788,818

As of December 31, 2006 and 2005, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book values of encumbered properties including land parcels as of December 31, 2006 and 2005 were $1,107,526,000 and $848,286,000, respectively.

We lease space under noncancelable leases with remaining terms of up to 17 years.

In July 2006, we completed the acquisition of a 90% equity interest in the leasehold interest in 10.4 acres commonly known as Technology Square ("Tech Square") at Massachusetts Institute of Technology ("MIT") in Cambridge, Massachusetts. The remaining 10% equity interest was retained by MIT. MIT is also a tenant at Tech Square occupying 178,952 rentable square feet as of December 31, 2006. The results of Tech Square's operations have been included in our consolidated financial statements since that date. Tech Square consists of a seven building campus (including a 1,593 space covered car parking garage and a 49 space surface parking lot) containing approximately 1.2 million square feet and is subject to a ground lease with an affiliate of MIT through December 31, 2064.

In accordance with FAS 141, we allocated the purchase price of Tech Square based upon the relative fair values of the assets acquired and liabilities assumed including rental properties of $616 million, other assets of $5 million, secured notes payable of $220 million, accounts payable, accrued expenses and tenant security deposits of $26 million and minority interest of $37 million.

Our financial statements, on an unaudited pro forma basis, for the acquisition of Tech Square, the issuance of 2.5 million shares of common stock with proceeds of approximately $232 million and borrowings on our unsecured line of credit of approximately $106 million as if it had occurred on January 1, 2005, would have reflected total consolidated revenues of $347.5 million and $287.6 million for the years ended December 31, 2006 and 2005, respectively. Net income available to common stockholders would have been approximately $60.6 million and $51.9 million for the years ended December 31, 2006 and 2005, respectively. Net income available to common stockholders on a diluted per share basis would have been $2.21 and $2.18 for the years ended December 31, 2006 and 2005, respectively. All other properties acquired during the year comprise of a series of individually insignificant transactions, both individually and in aggregate, and have been excluded from this pro forma analysis.

Rental properties, net as of December 31, 2006, include spaces totaling approximately 612,699 rentable square feet at 13 properties in our redevelopment program. Rental properties, net as of December 31, 2005, include spaces totaling approximately 548,051 rentable square feet at 15 properties in our redevelopment program. The allocated net book values of the portion of these properties undergoing redevelopment as of December 31, 2006 and 2005 were approximately $169,131,000 and $139,661,000, respectively. Depreciation ceases on the portion of a property undergoing redevelopment.

In accordance with SFAS 34, we are required to capitalize interest to properties undergoing development or redevelopment during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2006, 2005 and 2004 was $35,282,000, $27,490,000 and $17,902,000, respectively. Total interest incurred for the years ended December 31, 2006, 2005 and 2004 was $107,643,000, $77,695,000 and $46,733,000, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2006 are as follows (in thousands):

Year	Amount
2007	$ 247,920
2008	236,694
2009	220,923
2010	207,037
2011	174,208
Thereafter	587,402
Total	$1,674,184

NOTE 4. INVESTMENTS

04

We hold equity investments in certain publicly-traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" in accordance with SFAS 115, and are recorded at fair value. Investments in privately held entities are generally accounted for under the cost method because we do not influence any operating or financial policies of the entities in which we invest. Certain investments are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements. For additional discussion of our accounting policies with respect to investments, see Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

The following table summarizes our available-for-sale securities (in thousands):

December 31,	2006	2005
Adjusted cost of available-for-sale securities	$ 4,445	$ 4,740
Gross unrealized gains	22,849	29,135
Gross unrealized losses	(1,112)	(762)
Fair value of available-for-sale securities	$26,182	$33,113

Investments in available-for-sale securities with gross unrealized losses as of December 31, 2006 and 2005 have been in a continuous unrealized loss position for less than twelve months. We believe that these unrealized losses are temporary and accordingly we have not recognized an other-than-temporary impairment related to available-for-sale securities as of December 31, 2006 and 2005.

Our investments in privately held entities as of December 31, 2006 and 2005 totaled $48,642,000 and $48,897,000, respectively. Of these totals, $48,013,000 and $47,164,000 are accounted for under the cost method. The remainder ($629,000 and $1,733,000 for 2006 and 2005, respectively) are accounted for under the equity method in accordance with APB 18 and EITF Topic D-46. As of December 31, 2006 and 2005, there were no unrealized losses in our investments in privately held entities.

Net investment income of $7,138,000, $2,294,000, and $2,436,000 was recognized in 2006, 2005 and 2004, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2006 consisted of equity in loss of $632,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $8,305,000, and gross realized losses of $535,000. Net investment income in 2005 consisted of equity in income of $483,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $2,433,000, and gross realized losses of $622,000. Net investment income in 2004 consisted of equity in income of $208,000 related to investments in privately held entities accounted for under the equity method, gross realized gains of $2,508,000, and gross realized losses of $280,000.

NOTE 5. SECURED NOTES PAYABLE

05

Secured notes payable totaled $1.2 billion and $666.7 million as of December 31, 2006 and 2005, respectively. Our secured notes payable had weighted average interest rates of 6.21% and 6.31% at December 31, 2006 and 2005, respectively, with maturity dates ranging from March 2007 to August 2016.

Our secured notes payable generally require monthly payments of principal and interest. The total net book values of properties securing debt were $1.7 billion and $848.3 million at December 31, 2006 and 2005, respectively. At December 31, 2006, our secured notes payable were comprised of $940.0 million and $234.9 million of fixed and variable rate debt, respectively, compared to $595.9 million and $70.8 million of fixed and variable rate debt, respectively, at December 31, 2005.

Future principal payments due on secured notes payable as of December 31, 2006, are as follows (dollars in thousands):

Year	Amount	Weighted Average Interest Rate[1]
2007	$ 72,790	6.21%
2008	290,088	6.17%
2009	45,986	6.26%
2010	93,259	6.23%
2011	108,204	6.09%
Thereafter	564,539	6.00%
Total secured notes payable	$1,174,866	

1 The weighted average interest rate related to payments on our secured debt is calculated based on the outstanding debt as of December 31st of the year immediately preceding the year presented.

NOTE 6. UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

06

In October 2006, we entered into an amendment to our amended and restated credit agreement to increase the maximum permitted borrowings under our unsecured credit facilities from $1 billion to $1.4 billion consisting of an $800 million unsecured line of credit and a $600 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $500 million.

Our unsecured line of credit bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months. Our unsecured line of credit matures in October 2010 and may be extended at our sole option for an additional one-year period. As of December 31, 2006, we had borrowings of $250 million outstanding on our unsecured line of credit with a weighted average interest rate of 6.50%.

Our unsecured term loan bears interest at a floating rate based on our election of either a LIBOR-based rate or the higher of the bank's reference rate and the Federal Funds rate plus 0.5%. For each LIBOR-based advance, we must elect to fix for a period of one, two, three or six months. Our unsecured term loan matures in October 2011 and may be extended at our sole option for an additional one-year period. As of December 31, 2006, we had borrowings of $600 million outstanding on our unsecured term loan with a weighted average interest rate of 6.50%.

Our unsecured line of credit and our unsecured term loan contain financial covenants that include, among other things, maintenance of minimum net worth, a leverage ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers.

Aggregate unsecured borrowings under our credit facilities may be limited to an amount based primarily on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate unsecured borrowings available under our credit facilities may increase up to a maximum combined amount of $1.4 billion.

NOTE 7. INTEREST RATE SWAP AGREEMENTS

07

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

SFAS 133, as amended, establishes accounting and reporting standards for derivative financial instruments such as our interest rate swap agreements. All of our interest rate swap agreements meet the criteria to be deemed "highly effective" under SFAS 133 in reducing our exposure to variable interest rates. In accordance with SFAS 133, we formally document all relationships between interest rate swap agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. Accordingly, we have categorized these instruments as cash flow hedges. We make an assessment at the inception of each interest rate swap agreement and on an on going basis to determine whether these instruments are highly effective in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate swap agreement is immediately recognized in earnings. While we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective", the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

As of December 31, 2006 and 2005, our interest rate swap agreements were classified in other assets and accounts payable, accrued expenses and tenant security deposits at their fair values aggregating approximately $1.0 million and $4.9 million, respectively, with the offsetting adjustment reflected as unrealized gains in accumulated other comprehensive income in stockholders' equity. Balances in accumulated other comprehensive income are recognized in earnings as swap payments are made. During the next twelve months, we expect to reclassify $3.1 million from accumulated other comprehensive income to interest income as a reduction to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2006 related to our unsecured line of credit and unsecured term loan (dollars in thousands)[1]:

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2006	Interest Pay Rates	Termination Date	Fair Values
December 2003	December 29, 2006	$ 50,000	$ 50,000	5.090%	October 31, 2008	$ (44)
April 2004	April 28, 2006	50,000	50,000	4.230%	April 30, 2007	174
April 2004	April 30, 2007	50,000	–	4.850%	April 30, 2008	106
June 2004	June 30, 2005	50,000	50,000	4.343%	June 30, 2007	232
December 2004	December 31, 2004	50,000	50,000	3.590%	January 2, 2008	864
December 2004	January 3, 2006	50,000	50,000	3.927%	July 1, 2008	909
May 2005	June 30, 2006	50,000	50,000	4.270%	June 29, 2007	253
May 2005	November 30, 2006	25,000	25,000	4.330%	November 30, 2007	201
May 2005	June 29, 2007	50,000	–	4.400%	June 30, 2008	291
May 2005	November 30, 2007	25,000	–	4.460%	November 28, 2008	97
May 2005	June 30, 2008	50,000	–	4.509%	June 30, 2009	151
May 2005	November 28, 2008	25,000	–	4.615%	November 30, 2009	49
December 2005	December 29, 2006	50,000	50,000	4.730%	November 30, 2009	314
December 2005	December 29, 2006	50,000	50,000	4.740%	November 30, 2009	300
December 2005	January 2, 2008	50,000	–	4.768%	December 31, 2010	106
June 2006	June 30, 2006	125,000	125,000	5.299%	September 30, 2009	(1,075)
June 2006	October 31, 2008	50,000	–	5.340%	December 31, 2010	(469)
June 2006	October 31, 2008	50,000	–	5.347%	December 31, 2010	(476)
June 2006	June 30, 2008	50,000	–	5.325%	June 30, 2010	(446)
June 2006	June 30, 2008	50,000	–	5.325%	June 30, 2010	(446)
December 2006	December 31, 2006	50,000	50,000	4.990%	March 31, 2014	(10)
December 2006	June 29, 2007	50,000	–	4.920%	October 31, 2008	19
December 2006	November 30, 2009	75,000	–	5.015%	March 31, 2014	(24)
December 2006	November 30, 2009	75,000	–	5.023%	March 31, 2014	(44)
December 2006	December 31, 2010	100,000	–	5.015%	October 31, 2012	8
Total			$ 600,000			$ 1,040

1 As of December 31, 2006, we had one additional interest rate swap agreement with a notional amount of $28,500,000. This interest rate swap agreement has an interest pay rate of 5.003%, is effective on January 2, 2007, terminates on January 3, 2011 and has a fair value as of December 31, 2006 of approximately $(67,000).

NOTE 8. COMMITMENTS AND CONTINGENCIES

08

Employee retirement savings plan We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts, in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide discretionary profit sharing contributions (subject to statutory limitations), which amounted to $850,000, $552,000, and $515,000, respectively, for the years ended December 31, 2006, 2005 and 2004. Employees who participate in the plan are immediately vested in their contributions and in the contributions of the company.

Concentration of credit risk We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We believe that the risk is not significant.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2006,

we held 370 leases with a total of 310 tenants and 80 of our 159 properties were each leased to a single tenant. At December 31, 2006, our three largest tenants accounted for approximately 14.9% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held $58.7 million in irrevocable letters of credit available from certain tenants as security deposits for 110 leases as of December 31, 2006.

Commitments As of December 31, 2006, we were committed under the terms of contracts to complete the construction of properties undergoing development at a remaining aggregate cost of approximately $58.8 million.

As of December 31, 2006, we were also committed to fund approximately $33.7 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $23.4 million for certain investments.

As of December 31, 2006, we were committed under the terms of 10 ground leases. These lease obligations totaling approximately $352.5 million have remaining lease terms of 26 to 58 years, exclusive of extension options. In addition, as of December 31, 2006, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations totaling approximately $5.9 million have remaining lease terms of one to six years, exclusive of extension options. Included in our ground lease obligations as of December 31, 2006 is a ground lease related to our ground-up development project in New York City totaling approximately 725,000 rentable square feet. This ground lease obligation has a remaining term of 99 years, inclusive of extension options.

NOTE 9. MINORITY INTEREST

09

Minority interest represents the interests in a limited partnership and in three limited liability companies held by certain third parties, which own nine properties and one development parcel, and are included in our consolidated financial statements. We recognize minority interest in these entities in which we have a controlling interest. Minority interest is adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity. Distributions, profits and losses related to these entities are allocated in accordance with the respective operating agreements. As of December 31, 2006, the aggregate minority interest balance related to these entities was approximately $57.5 million and is classified as minority interest in the accompanying consolidated balance sheet.

NOTE 10. ISSUANCES OF COMMON STOCK

10

In September 2006, we sold 2,500,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $94.75 per share, resulting in aggregate proceeds of approximately $232.2 million (after deducting underwriting discounts and other offering costs).

In June 2006, we sold 3,795,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $84.00 per share, resulting in aggregate proceeds of approximately $303.1 million (after deducting underwriting discounts and other offering costs).

In September 2005, we sold 1,248,000 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $81.00 per share, resulting in net proceeds of approximately $100.3 million (after deducting underwriting discounts and other offering costs).

In March 2005, we sold 1,437,500 shares of our common stock in a follow-on offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $62.51 per share, resulting in net proceeds of approximately $89.1 million (after deducting underwriting discounts and other offering costs).

NOTE 11. PREFERRED STOCK AND EXCESS STOCK

Series A cumulative redeemable preferred stock In July 2004, we redeemed all 1,543,500 outstanding shares of our 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock") at a redemption price of $25.00 per share plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. In accordance with EITF Topic D-42, we recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of the Series A preferred stock. We redeemed our Series A preferred stock with proceeds from the Series C preferred stock offering.

Series B cumulative redeemable preferred stock In January 2002, we completed a public offering of 2,300,000 shares of our 9.10% Series B cumulative redeemable preferred stock ("Series B preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $55.1 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series B preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.275 per share. Our Series B preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to January 22, 2007, except in order to preserve our status as a REIT. Investors in our Series B preferred stock generally have no voting rights. On or after January 22, 2007, we may, at our option, redeem our Series B preferred stock, in whole or in part, at any time with proceeds from the sale of equity securities at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

In February 2007, we announced that we will redeem all 2,300,000 outstanding shares of our Series B preferred stock at a redemption price of $25.00 per share plus $0.4107639 per share representing accumulated and unpaid dividends through the redemption date of March 20, 2007.

Series C cumulative redeemable preferred stock In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock ("Series C preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our Series A preferred stock with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C preferred stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C preferred stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

Preferred stock and excess stock authorizations Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 7,485,500 shares were issued and outstanding as of December 31, 2006. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2006.

NOTE 12. STOCK OPTION PLANS AND STOCK GRANTS

1997 Stock plan In 1997, we adopted a stock option and incentive plan (the "Stock Plan") for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives and promoting the success of the company by providing employees the opportunity to acquire common stock pursuant to (i) options to purchase common stock; and (ii) share awards. As of December 31, 2006, a total of 942,283 shares were reserved for the granting of future options and share awards under the Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire ten years after the date of grant. We have not granted any stock options since 2002. The options outstanding under the Stock Plan expire at various dates through October 2012.

The fair values of the options issued under the Stock Plan were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2006, 2005 and 2004:

Year Ended December 31,	2006	2005	2004
Risk-free interest rate	4.64%	4.34%	3.94%
Dividend yield	2.71%	3.19%	3.79%
Volatility factor of the expected market price	20.83%	21.14%	21.50%
Weighted average expected life of the options	5.0 years	5.2 years	6.7 years

A summary of the stock option activity under our Stock Plan and related information for the years ended December 31, 2006, 2005 and 2004 follows:

	2006		2005		2004	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding – beginning of year	492,016	$34.92	607,331	$35.36	809,583	$35.39
Granted	–	–	–	–	–	–
Exercised	(153,336)	27.69	(115,315)	37.22	(200,252)	35.44
Forfeited	–	–	–	–	(2,000)	42.15
Outstanding – end of year	338,680	$38.20	492,016	$34.92	607,331	$35.36
Exercisable at end of year	338,680	$38.20	492,016	$34.92	500,000	$33.38
Weighted average fair value of options granted		$ –		$ –		$ –

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$20.00-$37.00	$27.21	116,310	1.4
$38.38-$43.50	$40.95	123,466	4.8
$47.20-$47.69	$47.69	98,904	5.5
$20.00-$47.69	$38.20	338,680	3.8

In addition, the Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock, which (i) may be fully vested upon issuance or (ii) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a one to three year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2006 and 2005 there were 444,349 and 271,537 nonvested share awards outstanding, respectively. During 2006, we granted 286,569 shares of common stock, 105,782 of share awards vested and 7,975 of shares were forfeited. The weighted average grant-date fair value of share awards granted during 2006 was approximately $91.36 and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $11.9 million. As of December 31, 2006, there was $24.3 million of unrecognized compensation related to nonvested share awards under the Stock Plan, which is expected to be recognized over a weighted average period of approximately 2 years.

NOTE 13. NON-CASH TRANSACTIONS

During the year ended December 31, 2006, our non-cash transactions related to one transaction in connection with the acquisitions of seven properties located in the Eastern Massachusetts market and another transaction in connection with the acquisitions of one land parcel located in the San Francisco Bay market. During the year ended December 31, 2005, our non-cash transactions related to acquisitions of seven properties, in seven separate transactions, located in the San Francisco Bay, Suburban Washington D.C., Eastern Massachusetts, Seattle and Canada markets. The following table summarizes these transactions (in thousands):

Year Ended December 31,	2006	2005	2004
Aggregate purchase price	$608,363	$55,400	$185,912
Minority interest	36,898	–	–
Secured notes payable assumed	232,525	31,853	127,653
Cash paid for the properties	$338,940	$23,547	$ 58,259

NOTE 14. DISCONTINUED OPERATIONS

The following is a summary of operations and net assets of the properties included in discontinued operations presented in compliance with SFAS 144 (in thousands):

Year Ended December 31,	2006	2005	2004
Total revenue	$2,402	$6,073	$4,998
Operating expenses	548	1,453	1,351
Revenue less operating expenses	1,854	4,620	3,647
Interest	–	–	–
Depreciation	467	1,423	1,176
Income before gain/loss on sales of property	1,387	3,197	2,471
Gain/loss on sales of property	59	36	1,627
Income from discontinued operations, net	$1,446	$3,233	$4,098

December 31,	2006	2005
Properties held for sale, net	$6,160	$ –
Other assets	1,156	–
Total assets	$7,316	$ –
Total liabilities	–	–
Net assets of discontinued operations	$7,316	$ –

Income from discontinued operations, net for 2006 includes the results of operations of one property that was designated as "held for sale" as of December 31, 2006, and three properties sold during 2006. Income from discontinued operations, net for 2005 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2006, three properties sold during 2006 and one property sold during 2005. Income from discontinued operations, net for 2004 reflects the results of operations of one property that was designated as "held for sale" as of December 31, 2006, three properties sold during 2006, one property sold during 2005 and one property sold in 2004. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

As of December 31, 2006, we had one property designated as "held for sale" in accordance with SFAS 144. During 2006, we sold one property located in the New Jersey/Suburban Philadelphia market and two properties located in the Suburban Washington D.C. market . The total sale price for these properties was approximately $41.8 million. In connection with this sale, we recorded a gain on sale of property of approximately $59,000. During 2005, we sold one property located in the Southeast market. The total sale price for the property was approximately $1.3 million. In connection with this sale, we recorded a gain on sale of property of approximately $36,000. During 2004, we sold one property located in the Suburban Washington D.C. market. The total sale price for the property was approximately $5.7 million. In connection with the sale, we recorded a gain on sale of property of approximately $1.6 million. Gains and losses on sales of these properties are included in the consolidated statements of income in income from discontinued operations, net.

NOTE 15. QUARTERLY FINANCIAL DATA (UNAUDITED)

15 The following is a summary of consolidated financial information on a quarterly basis for 2006 and 2005:

	Quarter			
(In thousands, except per share amounts)	First	Second	Third	Fourth
2006				
Revenues	$68,283	$70,187	$84,911	$93,440
Net income available to common stockholders	$12,733	$13,139	$14,942	$16,512
Earnings per share:				
Basic	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Diluted	$ 0.56	$ 0.57	$ 0.56	$ 0.57
2005				
Revenues	$54,764	$56,987	$61,735	$64,652
Net income available to common stockholders	$10,967	$12,250	$11,969	$12,157
Earnings per share:				
Basic	$ 0.56	$ 0.59	$ 0.57	$ 0.55
Diluted	$ 0.55	$ 0.58	$ 0.56	$ 0.54

NOTE 16. SUBSEQUENT EVENTS

16 In January 2007, we completed a private offering of $460 million of convertible notes that are due in 2027 (the "Notes") with a coupon of 3.70%. The Notes have an initial conversion rate of approximately 8.4774 common shares per $1,000 principal amount of the Notes representing a conversion price of approximately $117.96 per share of our common stock and a conversion premium of 20% based on the last reported sale price of $98.30 per share of our common stock on January 10, 2007. The net proceeds from this offering, after underwriters' discount, were approximately $450.8 million.

Holders of the Notes may convert their Notes into cash and, if applicable, shares of our common stock prior to stated maturity only under the following circumstances: (1) the Notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) the Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the "Note Measurement Period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note measurement period; (3) the Notes will convertible upon the occurrence of specified corporate transactions; (4) the Notes will be convertible if we call the Notes for redemption; and (5) the Notes will be convertible at any time from, and including, December 15, 2026 until the close of business on the business day immediately preceding January 15, 2027 or earlier redemption or repurchase.

Prior to January 15, 2012, we will not have the right to redeem the Notes, except to preserve its qualification as a real estate investment trust. On and after that date, we have the right to redeem the Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the Notes may require us to repurchase their Notes, in whole or in part, on January 15, 2012, 2017 and 2022 for cash equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to but excluding the repurchase date.

Market for Registrant's Common Equity and Related Stockholder Matters

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

OUR COMMON STOCK is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE". On February 26, 2007, there were approximately 268 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of CEDE & Co.). The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to each such period.

Period	High	Low	Per Share Distribution
2006			
Fourth Quarter	$105.45	$92.60	$0.74
Third Quarter	$ 99.35	$88.09	$0.72
Second Quarter	$ 95.70	$81.52	$0.70
First Quarter	$ 98.00	$79.46	$0.70
2005			
Fourth Quarter	$ 85.00	$76.02	$0.70
Third Quarter	$ 85.85	$73.02	$0.68
Second Quarter	$ 75.42	$62.09	$0.68
First Quarter	$ 74.50	$63.15	$0.66

Private Securities Litigation Reform Act of 1995

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

CERTAIN STATEMENTS MADE in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, those described in our Annual Report on Form 10-K. We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this Annual Report should also read our reports publicly filed with the Securities and Exchange Commission for further discussion.

Certifications

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

OUR CHIEF EXECUTIVE OFFICER and Chief Financial Officer file certifications regarding the quality of our public disclosure with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as an exhibit to our 2006 annual report on Form 10-K that we have filed with the Securities and Exchange Commission.

We have filed with the NYSE the Certification of our Chief Executive Officer confirming that we have complied with the NYSE corporate governance listing standards.

Board of Directors

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS

Jerry M. Sudarsky
Chairman of the Board of Directors
Alexandria Real Estate Equities, Inc.

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

James H. Richardson
President
Alexandria Real Estate Equities, Inc.

John L. Atkins, III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard B. Jennings
President
Realty Capital International Inc.
& Realty Capital International LLC

Richard H. Klein, CPA
Founder and Chief Executive Officer
Chefmakers Cooking Academy

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton,
Ph.D., D.Sc. Senior General Partner
Oxford BioScience Partners

Richmond A. Wolf
Investment Analyst
Capital World Investors

Officers and Corporate Information

ALEXANDRIA REAL ESTATE EQUITIES, INC. AND SUBSIDIARIES

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

James H. Richardson
President

Peter J. Nelson
Secretary

Dean A. Shigenaga
Chief Financial Officer

CORPORATE INFORMATION

Common Stock
Listed on the New York Stock Exchange
Symbol ARE

Corporate Offices
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

Legal Counsel
Mayer, Brown, Rowe & Maw LLP
Los Angeles, California

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Annual Meeting
The annual meeting will be held at 11 AM,
May 23, 2007, at the Ojai Valley Inn & Spa Resort,
905 Country Club Road, Ojai, California.

SEC Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com

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